As filed with the Securities and Exchange Commission on August 19, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CERADYNE, INC.

(Exact name of registrant as specified in its charter)

Delaware	33-0055414
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

3169 Redhill Avenue

Costa Mesa, California 92626

(714) 549-0421

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jerrold J. Pellizzon

Vice President and Chief Financial Officer

Ceradyne, Inc.

3169 Redhill Avenue

Costa Mesa, California 92626

(714) 549-0421

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert E. Rich, Esq.

Numan J. Siddiqi, Esq.

Stradling Yocca Carlson & Rauth

660 Newport Center Drive, Suite 1600

Newport Beach, California 92660

(949) 725-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective until all of the shares registered hereunder are sold.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1993, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock ($0.01 par value)	71,397 shares	$31.80	$2,270,425	$288

(1)	The offering price is estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c), using the average of the high and low prices of the Registrant’s Common Stock as reported on the Nasdaq National Market on August 13, 2004, which was $31.80 per share.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

71,397 Shares

CERADYNE, INC.

Common Stock

This prospectus relates to the offer and sale from time to time of up to 71,397 shares of our common stock, $0.01 par value, by the stockholders listed in this prospectus under the section entitled “Selling Stockholders.” These shares were issued to the selling stockholders in connection with our purchase in May 2004 of the assets and business of Quest Technology, LP.

The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus and will pay all brokerage fees, commissions and transfer taxes, if any, applicable to the sale of the shares. See the section in this prospectus entitled “Plan of Distribution” for information on how the selling stockholders may conduct sales of our common stock.

We will not receive any of the proceeds from the sale of shares by the selling stockholders. However, under certain circumstances, we may receive a portion of such proceeds, as described in the section in this prospectus entitled “Selling Stockholders.” We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “CRDN.” On August 13, 2004, the last reported sale price for our common stock was $31.80 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate as of the date of this prospectus, but the information may have changed since that date.

Our logo and the name of our products named in this prospectus are our trademarks, trade names or service marks. Each trademark, trade name or service mark of another company appearing in this prospectus belongs to its holder, and does not belong to us.

CERADYNE, INC.

We develop, manufacture and market advanced technical ceramic products and components for defense, industrial, automotive/diesel and commercial applications. Our competitive advantage results from our expertise in ceramic material science as well as our vertically integrated approach of designing much of our key equipment and controlling the manufacturing process from raw material powders to finished product. This allows us to design and manufacture precision, high quality advanced technical ceramic products to meet demanding customer specifications. Our customers include the U.S. government, prime government contractors and large industrial and commercial manufacturers.

Our principal executive offices are located at 3169 Redhill Avenue, Costa Mesa, California 92626, and our telephone number is (714) 549-0421. We maintain a web site at www.ceradyne.com. The reference to our web site address does not constitute incorporation by reference into this prospectus of the information contained at that site. We are organized as a Delaware corporation.

RECENT DEVELOPMENTS

On May 15, 2004, we purchased the assets and business of Quest Technology, LP. The purchase price was approximately $2.5 million, consisting of 71,397 newly issued shares of our common stock, cash payments totaling approximately $300,000 and the assumption of certain liabilities. Quest Technology, LP is a privately-held San Diego based firm focusing exclusively on the injection molding of technical ceramics. The company is headed by its founder and president, Stan Zalkind, who will remain in his position as the senior executive at Quest. Quest’s revenues for 2003 were approximately $1.5 million.

On June 30, 2004, we entered into a definitive agreement to purchase ESK Ceramics GmbH and Co. KG, a German-based industrial technical ceramic manufacturer, for a purchase price of approximately 111.4 million Euros, or approximately $136 million, payable in cash at closing. The acquisition is subject to certain closing conditions, and is expected to be completed in August 2004. The purchase price will be financed using a portion of our existing cash and debt from a new credit facility of $160 million to be provided by a syndicate of banks led by Wachovia Capital Markets, LLC. The purchase price represents approximately 7.9 x ESK Ceramics’ 2003 EBITDA (earnings before interest, taxes, depreciation and amortization). ESK Ceramics had sales of approximately $90 million in the year ended December 31, 2003. The foregoing Euro to dollar conversions assume an exchange rate of 1 Euro = $1.22.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements including statements concerning the future of our industry, product development, business strategy, continued acceptance of our products, market growth, and dependence on significant customers. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” or other similar words. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. The risk factors noted above and other factors noted throughout this prospectus could cause our actual results to differ significantly from those contained in any forward-looking statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before participating in this offering. While the risks described below are the ones we believe are most important for you to consider, these risks are not the only ones that we face. If any of the following risks actually occur, our business, financial condition, operating results or cash flows could be materially harmed. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Risks Related to Our Business

A very substantial portion of our revenues is derived from the sale of defense related products, and our failure to obtain new government contracts, the cancellation of government contracts, or a reduction in federal budget appropriations involving our products could materially adversely affect our revenues.

Historically, a very substantial portion of our revenues has been derived from the sale of defense related products, such as ceramic body armor, either directly or indirectly to the U.S. government. We anticipate that a substantial portion of our revenues for the foreseeable future will continue to come from such sales. These contracts typically may be cancelled at any time without penalty, other than our right to be reimbursed for certain expenses. Any cancellations of these government contracts could have material adverse effects on our business, operating results and financial condition.

Our business is highly sensitive to changes in national and international defense and budget priorities. For example, in 2003, our revenues from the sale of ceramic body armor increased significantly due to the U.S. military’s acceleration of its program to equip its soldiers with ceramic body armor systems because of the war in Iraq. Demand for ceramic body armor may decline when the number of body armor systems shipped is sufficient to equip front-line troops, if conflicts in the Middle East and other high risk areas subside, or if U.S. defense budget appropriations are reduced.

Many defense contracts are awarded in an open competitive bidding process, and our past success in winning government contracts does not guarantee that we will win any new contracts in the future. Based upon our backlog for ceramic body armor as of December 31, 2003, we anticipate that revenues from the sale of these products will increase in 2004. However, unless we receive additional orders under existing contracts or are successful in winning new contracts for sales of these products, revenues from sales of these products may decline materially in 2005 from the levels we expect to obtain in 2004.

Our revenues and cash flows from the sale of defense related products could also be reduced if a significant number of our government contracts are delayed or cancelled due to cutbacks in defense, homeland security or other federal agency budgets or other reasons. In addition, our failure to successfully compete for and retain such government contracts could have an adverse effect on our revenues and cash flows. We cannot guarantee that we, or if we are a subcontractor that the prime contractor, will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract.

Acquisitions may place a significant strain on our management and resources and we may be unable to effectively integrate and develop acquired businesses, which could cause our business to suffer.

We have limited experience integrating remote operations into our organizational structure. Our recent acquisition of the assets and business of Quest Technology, LP requires us, and, if completed, our proposed acquisition of ESK Ceramics will require us, to integrate the technology and operations of these businesses with our company. In the case of ESK Ceramics, the magnitude of the proposed acquisition would also require us to make changes to our own management team and to manage and assimilate a foreign workforce. In addition, our increasing international presence resulting from this acquisition may increase our exposure to foreign political, currency and tax risks. If we are unable to efficiently manage the integration of these acquisitions, we may incur additional expenses and experience production delays, which could have a material adverse effect on our business, operating results and financial condition.

We face various risks as a result of our acquisition strategy including, but not limited to:

•	our ability to retain and motivate the acquired businesses’ employees;

•	our ability to retain and develop the acquired businesses’ customers;

•	the failure to realize the potential cost savings or other financial benefits and/or the strategic benefits of the acquisitions;

•	the incurrence of substantial unanticipated integration costs;

•	the incurrence of financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;

•	the diversion of significant management attention and financial resources in assimilating the acquired businesses; and

•	the disruption of our ongoing business.

If we are not able to successfully integrate and develop acquired businesses, our revenue and operating results may be negatively affected in future periods, which may cause our stock price to decline. We may incur liabilities from the acquired businesses including liabilities for infringement of intellectual property rights or other claims and we may not be successful in seeking indemnification for such liabilities or claims. In addition, as a result of the risks and uncertainties associated with these acquisitions, our ability to make predictions of our future revenue, costs and expenses and operating results may become more difficult.

Our proposed acquisition of ESK Ceramics requires us to obtain substantial debt financing. If we default under this loan, our business and stock price could suffer.

We are negotiating a new credit facility of $160 million and will borrow approximately $120 million under that facility to finance our acquisition of ESK Ceramics. This loan will be collateralized by all of our assets and the assets of ESK Ceramics, other than real property, will require that we maintain specified minimum financial statement ratios and will impose restrictive covenants that will limit our flexibility in how we operate our business. Our business must continue to generate sufficient cash flow to enable us to pay the interest on this debt and repay principal, and there are no guarantees that we will be able to do so. If we fail to make payments when due or fail to perform other required covenants under this credit facility, the lenders could declare a default and the resulting consequences could substantially hurt our business and cause our stock price to decline.

Our proposed acquisition of ESK Ceramics also subjects us to risks of currency fluctuations.

The purchase price for our acquisition of ESK Ceramics is denominated in Euros. As a result, if the Euro becomes more expensive relative to the U.S. dollar by the closing date of the transaction, we will have to pay more U.S. dollars than assumed based on the exchange rate in effect when we entered into the acquisition agreement. We have engaged in foreign currency hedging transactions for a substantial portion of the purchase price that could protect us against increases in the value of the Euro as compared to the U.S. dollar.

Defects in our products could harm our business and adversely affect our operating results.

Our products have in the past contained, and may in the future contain, errors or defects that may be detected at any point in the life of the products. Detection of such errors could result in delays in shipping and sales during the period required to correct such errors. Real or perceived defects in our products may result in product returns, loss of sales, delays in market acceptance, injury to our reputation and increased warranty costs, which could have an adverse effect on our business, operating results and financial condition. For example, in March 2002, the U.S. government determined that several lots of our small arms protective inserts (SAPI) for lightweight ceramic body armor failed to pass ballistics reverification tests. As a result, we stopped production of our SAPI product, modified the design of our product and resumed shipping approximately four months later. In addition, we agreed to correct or replace at our expense all supplies of our SAPI product sales that did not meet the original contractual requirements. As a result, we recorded a warranty reserve of $650,000 in the second quarter of 2002 against cost of product sales.

We are making significant investments to increase our manufacturing capacity and improve our product yields in response to increased demand. If these efforts are not successful, our gross margins and profitability may suffer.

We experienced a sudden increase in demand for ceramic body armor for military personnel and cam rollers for diesel engines during 2002, and this demand increased further in 2003. In the effort to meet the sudden increased demand for our products, we suffered from manufacturing inefficiencies, including low product yields, which caused our gross profit margins on these products to suffer in 2002.

In response to the increased demand, we made significant capital expenditures during 2003 to increase our production capacity for these products. We paid $3.4 million in June 2003 to purchase a 41,000 square foot manufacturing facility in Irvine, California, which we previously had leased. In October, 2003, we purchased a 115,000 square foot facility in Lexington, Kentucky for $2.4 million, which we are converting into manufacturing and office space. During 2003, we leased an additional 47,000 square feet near Scottdale, Georgia, which will provide additional manufacturing capacity for our Thermo Materials division. We plan to make significant additional capital expenditures during 2004 for building improvements, capital equipment, and to relocate some of our California operations to our new Kentucky facility.

We cannot assure you, however, that our increased production capacity will enable us to manufacture the required quantities of our products in a timely manner. Further, we cannot assure you that demand for cam rollers and ceramic armor will remain at levels sufficient to justify these additional capital expenditures. In addition, in order to satisfy customer demand for these products while achieving acceptable profit margins, we must:

•	achieve significant manufacturing cost reductions through increased efficiency;

•	add manufacturing personnel; and

•	improve product yields.

There can be no assurance that the profit margins we ultimately achieve on higher volumes of ceramic body armor and cam rollers will be comparable to our historical profit margins. Moreover, managing this expansion and relocation effort will put pressures on our operational, financial and managerial resources. We cannot assure you that we will be able to complete the expansion or relocation in a timely manner or within our capital expenditure budgets. We cannot assure you that we will realize anticipated cost savings or that energy costs in Kentucky, which are substantially lower than in California, will remain at expected levels over time. Any delay in completion of the expansion and relocation, budget overruns or an increase in energy costs in Kentucky could adversely affect our profitability.

The expansion and relocation could disrupt our operations. Certain of our contracts contain punitive provisions for missed deadlines. We cannot guarantee that the expansion or relocation will not cause a disruption in our operations that results in missed deadlines and payments of penalties under these contracts. Moreover, some of the capital equipment for our Kentucky facility will be specially designed and built to our requirements. This equipment is complex and has not been constructed previously. As a result, we cannot assure you that it will operate as planned or that we will be able to complete the construction of this equipment on time or within our budget.

To effectively manage this expansion and relocation effort, we must:

•	purchase new, or move existing, manufacturing equipment to our new Lexington, Kentucky facility;

•	engage, train and manage managerial and production personnel or relocate such personnel from our California operations; and

•	implement and improve our operational, financial and management information systems.

Any failure to effectively manage this expansion and relocation effort could have material adverse effects on our business, operating results and financial condition.

Growth in our operations may strain our resources, and if we fail to successfully manage our growth, our business could be harmed.

The increase in orders for ceramic body armor for military personnel and cam rollers for diesel engines, as well as the introduction of new products, is placing, and will continue to place, a significant strain on our operational, financial and managerial resources and personnel. To effectively manage our growth, we must:

•	add manufacturing capacity and personnel;

•	continue to implement and improve our operational, financial and management information systems;

•	develop the management skills of our managers and supervisors;

•	add new management personnel and improve the expertise of existing management personnel; and

•	train, motivate and manage our employees.

Any failure to effectively manage growth could have material adverse effects on our business, operating results and financial condition.

Our failure to compete successfully against current and future competitors could adversely affect our business.

Our products compete with advanced technical ceramics products from other companies, as well as with high strength steel alloys and plastic products.

When competing with other advanced technical ceramics products, we believe the principal competitive factors are:

•	price;

•	product performance;

•	material specifications;

•	application engineering capabilities;

•	customer support; and

•	reputation.

When competing with high strength steel alloys and plastic products, we may not be able to compete effectively when price is a primary consideration, because our products are typically more expensive.

Some of our competitors include Armor Holdings, ArmorWorks, United Defense Industries, CoorsTek, Kyocera’s Industrial Ceramics Group, Saint Gobain Advanced Ceramics, Spectra-Mat and Vesuvius. Many of our current or potential competitors have greater financial, marketing and technical resources than we do. We cannot guarantee that we will be able to compete successfully against our current or future competitors. If we fail to compete successfully, there could be material adverse effects on our business, financial condition and results of operations.

All of our sales of ceramic orthodontic brackets are sold to 3M Unitek pursuant to an exclusive agreement that prohibits us from selling to other parties. A material portion of our revenue and profits is derived from this agreement, and a decrease in our sales to 3M Unitek could have an adverse effect on our revenues and profits.

We sell our ceramic orthodontic brackets exclusively to 3M Unitek under an agreement which expires in 2007. As a result, our revenues from this product are entirely dependent upon 3M Unitek. 3M Unitek also offers traditional stainless steel orthodontic brackets. We cannot guarantee that 3M Unitek will devote substantial marketing efforts to the sale of our ceramic orthodontic brackets, or that 3M Unitek will not reassess its commitment to our product. If 3M Unitek fails to actively market our ceramic orthodontic brackets or decides to promote a competing product over ours, this could cause the sales of our ceramic orthodontic brackets to decline and could have an adverse effect on our revenues, profits and cash flows.

In addition, the future success of our ceramic orthodontic brackets depends on our ability to maintain and increase market acceptance for our product compared to other competitive solutions, including traditional stainless steel brackets and newer products such as transparent plastic orthodontic aligners, synthetic sapphire brackets and other ceramic brackets. If demand for our product declines, or if competitive products gain market share, the sales of our ceramic orthodontic brackets may decline, which could have an adverse effect on our revenues, profits and cash flows.

Moreover, the first of our two patents for our ceramic orthodontic brackets, which we jointly own with 3M Unitek, expires in 2007. Upon expiration of the patent, we may not be able to prevent third parties from manufacturing and selling competitive ceramic orthodontic brackets. Ceramic orthodontic brackets manufactured and sold by third parties may be less expensive than ours and may cause sales of our ceramic orthodontic brackets to decline either as a result of pricing pressure or loss of market share, which could have an adverse effect on our revenues, profits and cash flows.

Our ability to operate effectively could be impaired if we were to lose the services of Joel P. Moskowitz or our other key personnel, or if we are unable to recruit qualified managers and key personnel in the future.

Our success largely depends on the continued service of our management team and key personnel. If one or more of these individuals, and in particular Joel P. Moskowitz, our Chairman, Chief Executive Officer and President, were to resign or otherwise terminate their employment with us, we could experience a loss of sales, delays in new product development and diversion of management resources.

Competition for skilled employees is intense and there can be no assurance that we will be able to recruit and retain such personnel. If we are unable to retain our existing managers and employees or hire and integrate new employees, it could have material adverse effects on our business, operating results and financial condition.

To increase our revenues and profitability, we must increase market awareness and acceptance of advanced technical ceramics in new applications and products.

The future prospects of our business depend in part on the increased acceptance by our target markets of advanced technical ceramics to replace materials such as steel alloys, plastics and other ceramics. While advanced technical ceramics have certain advantages over other materials, such as the ability to withstand extremely high temperatures and combining hardness with light weight, they are generally significantly more expensive to produce. As a result, the market for advanced technical ceramics products may be limited to high-end applications where price is not the critical competitive factor. Moreover, because the market for advanced technical ceramics is relatively limited to applications where the characteristics of advanced technical ceramics may justify the higher costs compared to other materials, the market for our products may not grow as we anticipate.

Uninsured losses arising from third party claims could have a material adverse effect on our business.

Our products are used in applications where the failure to use our products properly or their malfunction could result in serious bodily injury or death. We cannot assure you that we have adequate insurance to cover the payment of any potential claim related to such injuries or deaths. We also cannot assure you that insurance coverage will continue to be available or, if available, that we will be able to obtain it at a reasonable cost. In addition, we are self-insured against workers compensation claims in an amount that exceeds our accrual for such claims. Our accrual is based on our historical experience with these claims, and we have excess liability insurance to cover losses beyond a specified amount. We cannot assure you that our accrual will be adequate to cover actual claims, and if actual claims are higher, our operating results will be adversely affected. Any material uninsured losses from third party claims could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation, and our failure or inability to comply with these regulations could subject us to penalties and result in a loss of our government contracts, which could adversely affect our revenues.

We must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our business. Furthermore, we have production contracts with governmental entities and are subject to additional rules, regulations and approvals applicable to government contractors. We are also subject to routine audits to assure our compliance with these requirements. Our failure to comply with these regulations, rules and approvals could result in the impositions of penalties and the loss of our government contracts and disqualification as a U.S. government contractor, which could adversely affect our revenues.

We are subject to risks associated with environmental laws and regulations, which expose us to potential liability.

We are subject to a variety of environmental regulations relating to the use, storage, discharge and disposal of hazardous materials used to manufacture our products. Authorities could impose fines, suspend production, alter our manufacturing processes, or stop our operations if we do not comply with these regulations.

In the past, we produced certain products using beryllium oxide, which is highly toxic in powder form. This powder, if inhaled, can cause chronic beryllium disease in a small percentage of the population. We have been sued in the past by former employees and by employees of one of our customers and by their family members alleging that they had contracted chronic beryllium disease as a result of exposure to beryllium oxide powders used in our products. All of these claims have been dismissed without incurring material liability. We cannot guaranty that we will avoid future liability to persons who may allege that they contracted chronic beryllium disease as a result of exposure to the beryllium oxide we used in prior years.

Any failure to comply with current or subsequently enacted environmental statutes and regulations could subject us to liabilities, fines or the suspension of production. Furthermore, any claims asserted against us in the future related to exposure to beryllium oxide powder may not be covered by insurance. Even if covered, the amount of insurance may be inadequate to cover any adverse judgment.

Fines and other punishments imposed on us for environmental violations and expenses we incur to remedy or comply with environmental regulations and future liability for incidences of chronic beryllium disease contracted by employees or employees of customers could have material adverse effects on our business, operating results and financial condition.

Our export sales are subject to the risks associated with doing business outside the United States.

Shipments to customers outside of the United States accounted for approximately 5.4% of our sales in 2003, 10.9% in 2002, 15.9% in 2001. We anticipate that international shipments will account for a portion of our sales for the foreseeable future. Therefore, the following risks associated with international business activities could have material adverse effects on our performance:

•	burdens to comply with multiple and potentially conflicting foreign laws and regulations, including export requirements, tariffs and other barriers, health and safety requirements, and unexpected changes in any of these factors;

•	difficulty in obtaining export licenses from the U.S. government;

•	differences in intellectual property protections;

•	longer accounts receivable payment cycles;

•	potentially adverse tax consequences due to overlapping or differing tax structures;

•	fluctuations in currency exchange rates; and

•	risks associated with sales to foreign government agencies similar to the risks associated with dealing with U.S. government agencies.

We have traditionally invoiced our foreign sales in U.S. dollars. Accordingly, we do not currently engage in foreign currency hedging transactions in connection with our foreign sales that could protect us against the risk of currency fluctuations. If the U.S. dollar becomes more expensive relative to the currencies of our foreign customers, the price of our products in those countries will rise and our sales into those countries, or our profitability within those countries, may fall. In addition, in the future, we may be required to denominate foreign sales in the local currencies of our customers. In that case, if the U.S. dollar were to become more expensive relative to the currencies of our foreign customers, we would receive fewer U.S. dollars for each unit of foreign currency that we receive when our customers pay us. Therefore, a more expensive U.S. dollar would cause us to incur losses upon the conversion of accounts receivable denominated in foreign currencies. Such losses could harm our results of operations.

We cannot export some of our products to certain foreign countries without an export license obtained from the U.S. government. In the past, we have had difficulty in obtaining licenses to export our products to certain countries. We cannot guarantee that similar difficulties will not arise again in the future. If any of the above risks emerge, there may be material adverse effects on our business, operating results and financial condition.

We may be adversely affected if we are unable to adequately safeguard our intellectual property rights from unauthorized use, or if we become subject to claims that we infringe on others’ intellectual property rights.

We rely on a combination of patents, trade secrets, trademarks, and other intellectual property law, nondisclosure agreements and other protective measures to preserve our proprietary rights to our products and production processes. These measures afford only limited protection and may not preclude competitors from developing products or processes similar or superior to ours. Moreover, the laws of certain foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

Although we implement protective measures and intend to defend our proprietary rights, there can be no assurance that these efforts will succeed. We may have to litigate within the United States or abroad to enforce our issued or licensed patents, to protect our trade secrets and know-how or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief.

Furthermore, there can be no assurance that our products or processes are not in violation of the patent rights of third parties. Our patents may be challenged, invalidated or circumvented. Although there are no pending or threatened intellectual property lawsuits against us, we may face litigation or infringement claims in the future. Infringement claims could result in substantial costs and diversion of our resources even if we ultimately prevail. A third party claiming infringement may also obtain an injunction or other equitable relief, which could effectively block the distribution or sale of allegedly infringing products. Although we may seek licenses from third parties covering intellectual property that we are allegedly infringing, we cannot guaranty that any such licenses could be obtained on acceptable terms, if at all.

If we fail to adequately protect our intellectual property, or if we face claims for infringement on the intellectual property of third parties, there may be material adverse effects on our business, operating results, and financial condition.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for companies such as ours. These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

Risks Related to This Offering

Our stock price has been volatile, which may make it more difficult to realize a gain on your investment in our stock.

The market price and trading volume of our common stock has been subject to significant volatility, and this trend may continue. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

•	our perceived prospects;

•	variations in our operating results and whether we have achieved our key business targets;

•	the limited number of shares of our common stock available for purchase or sale in the public markets;

•	sales or purchases of large blocks of our stock;

•	changes in, or our failure to meet, our earnings estimates;

•	changes in securities analysts’ buy/sell recommendations;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new contracts by us or our competitors;

•	market reaction to any future acquisitions, joint ventures or strategic investments announced by us or our competitors;

•	developments in the financial markets; and

•	general economic, political or stock market conditions.

Recent events have caused stock prices for many companies, including ours, to fluctuate in ways unrelated or disproportionate to their operating performance. The general economic, political and stock market conditions that may affect the market price of our common stock are beyond our control. The market price of our common stock at any particular time may not remain the market price in the future. In the past, securities class action litigation has been instituted against companies following periods of volatility in the market price of their securities. Any such litigation, if instituted against us, could result in substantial costs and a diversion of management’s attention and resources.

We do not anticipate declaring any cash dividends on our common stock.

We have never declared or paid cash dividends on our common stock and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

Delaware law may delay or prevent a change in control.

We are subject to the provisions of section 203 of the Delaware General Corporation Law. These provisions prohibit large stockholders, in particular a stockholder owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless this stockholder receives board approval for the transaction or 66 2/3% of the shares of voting stock not owned by the stockholder approve the merger or transaction.

USE OF PROCEEDS

All proceeds from the sale of our common stock covered by this prospectus will go to the selling stockholder who offer and sell their shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders. However, under certain circumstances, we may receive a portion of such proceeds, as described in the following section. Any portion of the proceeds we receive will be used for working capital and other general corporate purposes.

SELLING STOCKHOLDERS

In connection with our purchase of the assets and business of Quest Technology, LP., we issued an aggregate of 71,397 shares of our common stock to the selling stockholders listed below. We agreed to file a registration statement with the Securities and Exchange Commission to register these shares for resale by the selling stockholders, and to keep the registration statement effective until all of the shares are sold. We also agreed with the selling stockholders that if they sell all of their shares within 30 days after the date of this prospectus and their net proceeds are less than $2,140,000, we will pay them the amount of the shortfall in cash. Conversely, the selling stockholders agreed with us that if they sell all of their shares within 30 days after the date of this prospectus and their net proceeds are more than $2,140,000, they will pay us an amount equal to the excess.

The following table sets forth: (1) the name of each of the selling stockholders for whom we are registering shares; (2) the number of shares of our common stock owned by each such selling stockholder prior to this offering, (3) the number of shares of our common stock being offered pursuant to this prospectus, and (4) the number of shares, and (if one percent or more) the percentage of the total of the outstanding shares, of our common stock to be owned by each such selling stockholder after this offering.

Name of Selling Stockholder	Common Stock Owned Prior to the Offering	Common Stock being Offering Pursuant to this Prospectus	Common Stock owned upon Completion of this Offering	Percentage of Common Stock owned upon Completion of this Offering
Quest Technology LP	64,558	64,558	0	0
Stanley Zalkind and Elizabeth M. Zalkind as Joint Tenants	6,839	6,839	0	0

PLAN OF DISTRIBUTION

The shares of our common stock offered pursuant to this prospectus may be offered and sold from time to time by the selling stockholders listed in the preceding section, or their donees, transferees, pledgees or other successors in interest that receive such shares as a gift or other non-sale related transfer. These selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. All or a portion of the common stock offered by this prospectus may be offered for sale from time to time on the Nasdaq National Market or on one or more exchanges, or otherwise at prices and terms then obtainable, or in negotiated transactions. The distribution of these securities may be effected in one or more transactions that may take place on the over-the-counter market, including, among others, ordinary brokerage transactions, privately negotiated transactions or through sales to one or more dealers for resale of such securities as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The selling stockholders may pay usual and customary or specifically negotiated brokerage fees or commissions.

To the extent required, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in the resales. Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents also may receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. The selling stockholders and any broker-dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933 in connection with sales of the shares offered pursuant to this prospectus. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933.

Under current applicable rules and regulations of the Securities Exchange Act of 1934, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934 and the associated rules and regulations under the Securities Exchange Act of 1934, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and will inform them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares being offered pursuant to this prospectus.

The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell any or all of the shares.

We will bear all costs, expenses and fees in connection with the registration of the resale of the shares covered by this prospectus. The selling stockholders will pay all brokerage fees, commissions and transfer taxes, if any, applicable to the sale of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

LEGAL MATTERS

The validity of the issuance of the shares of our common stock offered by this prospectus will be passed upon for us by Stradling Yocca Carlson & Rauth, a Professional Corporation, Newport Beach, California.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements for the year ended December 31, 2001, incorporated in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

The report of Arthur Andersen LLP on the 2001 consolidated financial statements, dated February 27, 2002, incorporated in this prospectus is a copy of the previously issued report of Arthur Andersen LLP, which has not been reissued because Arthur Andersen LLP has ceased operations. Because we have not been able to obtain, after reasonable efforts, the written consent of Arthur Andersen LLP to our naming it in this prospectus as having certified our consolidated financial statements for the year ended December 31, 2001, as required by Section 7 of the Securities Act of 1933, as amended, we have dispensed with the filing of their consent in reliance on Rule 437a promulgated under the Securities Act. Consequently, your ability to assert claims against Arthur Andersen LLP will be limited. In particular, because of this lack of consent, you may not be able to sue Arthur Andersen LLP under Section 11(a)(4) of the Securities Act for any untrue statements of a material fact contained in the consolidated financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements. Therefore, your right of recovery under that section may be limited.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” into this prospectus certain of our publicly-filed documents, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the sale of all shares offered pursuant to this prospectus.

The following documents filed with the SEC are incorporated by reference in this prospectus:

1. Our Annual Report on Form 10-K for the year ended December 31, 2003;

2. Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004;

3. Our definitive Proxy Statement dated April 22, 2004, filed in connection with our 2004 Annual Meeting of Stockholders;

4. Our Current Report on Form 8-K, filed with the SEC on July 1, 2004, with respect to information reported under Item 5 (but excluding information “furnished” under Items 7 and 9);

5. Our Current Report on Form 8-K, filed with the SEC on August 18, 2004; and

6. The description of our common stock which is contained in our registration statement on Form 8-B filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to such documents. You should direct any requests for documents to Jerrold J. Pellizzon, 3169 Redhill Avenue, Costa Mesa, California 92626, telephone: (714) 549-0421.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission, or SEC, with respect to the common stock offered by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W. Washington, DC 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006. For further information on obtaining copies of our public filings at the Nasdaq National Market, you should call (212) 656-5060.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following table sets forth all costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the common stock being registered hereunder, all of which will be paid by us. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee and the Nasdaq National Market listing fee.

SEC registration fee	$288
Legal fees and expenses	$15,000
Accounting fees and expenses	7,500
Miscellaneous	712

Total	$23,500

Item 15.	Indemnification of Directors and Officers

(a) As permitted by Delaware law, our certificate of incorporation eliminates the liability of directors to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except to the extent otherwise required by Delaware law.

(b) Our bylaws provide that we will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person was or is our director or officer against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by Delaware law.

(c) We maintain liability insurance upon our officers and directors.

(d) Our bylaws give us the ability to enter into indemnification agreements with any of our directors, officers, employees or agents. We have entered into indemnification agreements with each of our directors and executive officers which provide for the indemnification of such directors and executive officers against any and all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

Item 16.	Exhibits and Financial Statement Schedules

Exhibit No.	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.

24.1	Power of Attorney (included on the signature page to this Registration Statement – see page II-3).

Item 17.	Undertakings.

(a) Ceradyne hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Ceradyne hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Ceradyne’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d) (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that is has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on the 19th day of August, 2004.

CERADYNE, INC.

By:	/s/ JOEL P. MOSKOWITZ
Joel P. Moskowitz Chairman of the Board, Chief Executive Officer and President

POWER OF ATTORNEY

We, the undersigned directors and officers of Ceradyne, Inc., do hereby constitute and appoint Joel P. Moskowitz and Jerrold J. Pellizzon, or either of them, our true and lawful attorneys-in-fact and agents, each with full power to sign for us or any of us in our names and in any and all capacities, any and all amendments (including post-effective amendments) to this Registration Statement, or any related registration statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents required in connection therewith, and each of them with full power to do any and all acts and things in our names and in any and all capacities, which such attorneys-in-fact and agents, or either of them, may deem necessary or advisable to enable Ceradyne, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations, and requirements of the Securities and Exchange Commission, in connection with this Registration Statement; and we hereby do ratify and confirm all that the such attorneys-in-fact and agents, or either of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ JOEL P. MOSKOWITZ Joel P. Moskowitz	Chairman of the Board, Chief Executive Officer and President (principal executive officer)	August 19, 2004

/s/ JERROLD J. PELLIZZON Jerrold J. Pellizzon	Chief Financial Officer and Secretary (principal financial and accounting officer)	August 19, 2004

/s/ RICHARD A. ALLIEGRO Richard A. Alliegro	Director	August 19, 2004

/s/ EDUARD BAGDASARIAN Eduard Bagdasarian	Director	August 19, 2004

/s/ FRANK EDELSTEIN Frank Edelstein	Director	August 19, 2004

/s/ MILTON L. LOHR Milton L. Lohr	Director	August 19, 2004

/s/ RICHARD A. KERTSON Richard A. Kertson	Director	August 19, 2004

EXHIBIT INDEX

Exhibit No.	Description

5.1	Opinion of Stradling Yocca Carlson & Rauth, a Professional Corporation.

23.1	Consent of Stradling Yocca Carlson & Rauth, a Professional Corporation (included in Exhibit 5.1).

23.2	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP.

24.1	Power of Attorney (included on the signature page to this Registration Statement – see page II-3).